Filed pursuant to Rule 424(b)(5)
File No. 333-130089

Pricing Supplement No. 23 dated May 22, 2006.
(To Prospectus dated April 12, 2006 and Prospectus
Supplement dated April 12, 2006)
This Pricing Supplement consists of 2 pages.


Hartford Life Insurance Company
Depositor

Fixed Rate IncomeNotes^{sm} (that are also asset-backed securities)
Issued through and Obligations of

Hartford Life Global Funding Trust 2006-059
(Issuing Entity)

5.50% Callable Notes due June 15, 2011


The description in this pricing supplement of the particular terms of the 5.50% IncomeNotes^{sm} (that are also asset-backed securities) offered hereby and the Funding Agreement sold by Hartford Life Insurance Company to the Trust specified herein supplements the description of the general terms and provisions of the notes and the funding agreements set forth in the accompanying prospectus and prospectus supplement, to which reference is hereby made.


PROVISIONS RELATING TO THE NOTES


Interest Rate:	5.50%	Trade Date:	May 30, 2006
Price to Public:	100%	Issuance Date:	June 2, 2006
Agent's Discount:	1.00%	Stated Maturity Date:	June 15, 2011
CUSIP Number:	41659FKH6	Initial Interest Payment Date:	December 15, 2006
Day Count Convention:	30/360	Interest Payment Frequency:	Semi-Annually

Regular Record Dates: 15 days prior to any Interest Payment Date.

Optional Redemption: Yes [X] No [ ]
Optional Redemption Date: June 15, 2008
   or any Interest Payment Date thereafter.
   Initial Redemption Percentage: 100%
   Annual Percentage Reduction: N/A
   Redemption may be: [X] In whole only.
               [ ] In whole or in part.
Securities Exchange Listing: None.

The Survivor's Option [X] is [ ] is not available
   Annual Put Limitation: $1 million or 1%
   Individual Put Limitation: $250,000
   Trust Put Limitation: N/A

Authorized Denominations: $1,000 integral amounts.

Other Provisions Relating to the Notes: None.

Special Tax Considerations: None.

Agents : Bear, Stearns & Co. Inc.; A.G. Edwards & Sons, Inc.; Banc of America Securities LLC; Charles Schwab & Co., Inc.; Citigroup; Fidelity Capital Markets Services, a division of National Financial Services, LLC; Merrill Lynch & Co.; Morgan Stanley; Piper Jaffray & Co.; Raymond James; RBC Dain Rauscher, Inc.; Scott & Stringfellow, Inc.; UBS Financial Services, Inc.; Wachovia Securities

INFORMATION RELATING TO THE FUNDING AGREEMENT

Funding Agreement Provider: Hartford Life Insurance Company

Interest Rate:	5.50%	Effective Date:	June 2, 2006
Funding Agreement:	FA-406059	Stated Maturity Date:	June 15, 2011
Day Count Convention:	30/360	Initial Interest Payment Date: December 15, 2006	
Special Tax Considerations: None.		Interest Payment Frequency: Semi-Annually	

Optional Redemption: Yes [X] No [ ]
Optional Redemption Date: June 15, 2008
   or any Interest Payment Date thereafter.
   Initial Redemption Percentage: 100%
   Annual Percentage Reduction: N/A
   Redemption may be: [X] In whole only.
                   [ ] In whole or in part.

Survivor Option: Under the Funding
   Agreement, Hartford Life Insurance
   Company [X] is [ ] is not required to
   provide the Trust with amounts it needs to
   honor valid exercises of the Survivor's
   Option.

Other Provisions Relating to the Funding
Agreement: None.

Note: The Opinion regarding the enforceability of the Funding Agreement and the related Consent of Counsel for Hartford Life Insurance Company is given by Richard P. Rubin, Senior Counsel.

INFORMATION PERTAINING TO THE RATINGS OF THE NOTES AND THE FUNDING AGREEMENT

It is anticipated that, as of June 2, 2006, the Notes will be rated by the indicated rating agencies as follows:

Standard & Poor's: AA-   Moody's: Aa3
A.M. Best: aa-   Fitch: AA

The Moody's rating also extends to the Program under which the Notes are issued.

It is anticipated that, as of June 2, 2006, the Funding Agreement will be rated by the indicated rating agencies as follows:

Standard & Poor's: AA-   Moody's: Aa3
A.M. Best: aa-   Fitch: AA